SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-KT/A

(Amendment No. 1)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2003 to December 1, 2003

Commission file number 0-3658

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

RELS Savings Plan

5700 Smetana Drive, Suite 300

Minnetonka, Minnesota 55343

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The First American Corporation

1 First American Way

Santa Ana, California 92707

RELS Savings Plan

Audited Financial Statements and

Supplemental Schedule

As of December 1, 2003 and December 31, 2002 and for the period ended December 1, 2003 and the year ended December 31, 2002

RELS Savings Plan

Contents

December 1, 2003 and December 31, 2002

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Explanatory Note

This Form 11-KT/A amends the Transition Report on Form 11-KT filed June 28, 2004 only to correct a typographical error in Exhibit 23.1 (Consent of Independent Registered Certified Public Accounting Firm). The updated Consent of Independent Registered Certified Public Accounting Firm attached hereto as Exhibit 23.1 references the Registration Statement of The First American Corporation on Form S-8 with File No. 333-67451, instead of the Registration Statement of The First American Corporation on Form S-8 with File No. 333-113269. There are no changes to the previously filed financial statements of the RELS Savings Plan as of December 1, 2003 and 2002 and for the years then ended, and no other changes to the Transition Report on Form 11-KT.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this amendment to transition report to be signed on its behalf by the undersigned hereunto duly authorized.

RELS Savings Plan

Date: September 10, 2004	By:	/s/ Mark A. Archuleta
Name: Mark A. Archuleta
Title: Senior Vice President, Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

RELS Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RELS Savings Plan (the “Plan”) at December 1, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

On December 1, 2003, the Plan was merged into The First American Corporation 401(k) Savings Plan.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 25, 2004

RELS Savings Plan

Statements of Net Assets Available for Benefits

December 1, 2003 and December 31, 2002

	2003	2002
Assets
Investments, at fair value	$—	$18,613,311
Participant loans	—	526,692

Total investments	—	19,140,003

Interest and dividends receivable	—	6,820

Total assets	$—	$19,146,823

Liabilities
Administrative expenses payable	$—	$2,207

Net assets available for benefits	$—	$19,144,616

The accompanying notes are an integral part of the financial statements.

RELS Savings Plan

Statements of Changes in Net Assets Available for Benefits

Period Ended December 1, 2003 and Year Ended December 31, 2002

	2003	2002
Additions
Net appreciation (depreciation) in fair value of investments	$3,572,230	$(1,161,995)
Interest and other income	43,390	122,795
Dividends	210,450	230,866

Net additions	3,826,070	(808,334)

Deductions
Investment and administrative expenses	(45,271)	(31,418)
Benefits paid to participants	(1,715,951)	(1,526,396)
Transfer of assets to The First American Corporation 401(k) Savings Plan	(20,438,622)	—
Other transfers	(770,842)	(232,592)

Net deductions	(22,970,686)	(1,790,406)

Net decrease in assets available for benefits	(19,144,616)	(2,598,740)

Net assets available for benefits
Beginning of year	19,144,616	21,743,356

End of year	$—	$19,144,616

The accompanying notes are an integral part of the financial statements.

RELS Savings Plan

Notes to Financial Statements

December 1, 2003 and December 31, 2002

1.	Description of the Plan

The following is a general description of the RELS Savings Plan (the “Plan”). Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other related matters.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned of RELS Title Services, LLC, RELS, LLC and RELS Management (collectively referred to as the “Companies” or “Employers”) who have one month of service. RELS Title Services, LLC is owned 50.1% by First American Title Insurance Company and 49.9% by Foothill Capital Corporation. RELS, LLC is owned 50.1% by First American Real Estate Services, Inc. and 49.9% by Foothill Capital Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”). Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) is the Plan’s trustee and recordkeeper.

Merger of the Plan

Effective January 1, 2002, the Plan adopted The First American Plan. On this date the Plan was frozen to all future contributions. Participation in the Plan was frozen effective December 31, 2001, and all elective deferral contributions and matching contributions with respect to service with the participating employers ceased, effective December 31, 2001. All participant accounts of employees participating in the Plan became fully vested as of December 31, 2001. Subsequent to December 31, 2001, participants of the Plan were allowed to participate in The First American Plan and all contributions have been made to The First American Plan.

On September 4, 2003, the Companies’ Management Committee approved merger of the Plan, effective December 1, 2003, into The First American Corporation 401(k) Savings Plan (“The First American Plan”). As of the effective date, The First American Plan assumed all of the assets and liabilities of the Plan. On December 1, 2003, the Plan participants’ investment account balances were liquidated and the cash and participant loans were transferred into The First American Plan.

The transfer of assets, totaling $20,438,622, occurred on December 1, 2003, which is the period end date for these financial statements.

Eligibility

Employees of the Companies who had completed one month of service were eligible to participate in the Plan. Employees eligible to participate in the Plan also include certain former Norwest employees who were participants in the Norwest Corporation Savings Investment Plan (the “Norwest Plan”) and who transferred employment to the Companies on November 1, 1998.

Forfeitures

Prior to January 1, 2002, forfeitures of nonvested participant accounts were first used to restore any forfeitures for rehired participants, as defined in the Plan. Any remaining forfeitures were allocated in the same manner as Employers’ matching and profit sharing contributions. As of January 1, 2002, forfeitures were no longer being allocated. Amounts forfeited were accumulated within the Plan. The balance of the unallocated forfeitures at December 1, 2003 and December 31, 2002 were $0 and $73,457, respectively. There were no forfeitures during 2003 and 2002.

RELS Savings Plan

Notes to Financial Statements

December 1, 2003 and December 31, 2002

Participant Loans

Under provisions of the Plan, participants may borrow up to 50% of their total vested account balance up to a maximum of $50,000. Loan terms could not exceed five years unless such loan was used for the purchase of a principal residence, which could have maximum terms up to twenty years. If a participant transferred employment from Norwest on November 1, 1998, and had a loan from the Norwest Plan, that loan balance would be transferred to the Plan. Any transferred Norwest Plan loans could continue to be repaid according to the original payment schedule. The loan agreements required each participant’s outstanding loan balance to be paid in full prior to any distribution of the participant’s vested account balance.

Benefit Payments

Vested interests are distributed to terminated participants at the option of the participant, either as lump sum payments or installment payments. Withdrawals of vested interests prior to termination could be made either as a regular withdrawal, age 59-1/2, nontaxable, or a hardship withdrawal.

Investment Options

The Plan provided several investment options. The trustee, Wells Fargo Trust Operations, managed all funds. Except for the Wells Fargo Stock Fund, as further discussed below, all funds were participant directed.

Stable Return Fund

This fund sought to exceed short-term money market returns over time with a more stable income yield.

Strategic Income Fund

This fund sought to provide current income and capital appreciation with an emphasis on principal protection through limited stock exposure.

Moderate Balanced Fund

This fund sought to provide current income and capital appreciation by investing in a blend of bond and stock investments.

Growth Balance Fund

This fund sought to provide long-term growth through an emphasis on stock investments while moderating risk and producing income with bonds.

Strategic Growth Fund

This fund sought to provide long-term growth through a heavy emphasis on stock investments while moderating risk and producing income with a small exposure to bonds.

Index Fund

This fund sought growth through both capital appreciation and, to a lesser extent, dividend income.

Growth Equity Fund

This fund was designed to provide higher investment returns than fixed income investments over the long-term, but had experienced volatility over time.

RELS Savings Plan

Notes to Financial Statements

December 1, 2003 and December 31, 2002

Diversified Small Cap Fund

This fund sought to provide long-term capital appreciation by investing in small to medium-sized companies with dramatic price appreciation potential.

International Fund

This fund sought to provide long-term capital appreciation through investments in securities of companies domiciled outside the United States of America.

First American Stock Fund

This fund invested in the First American Corporation common stock and short-term money market funds. This was the most aggressive fund because it was the least diversified fund.

Wells Fargo Stock Fund

This fund invested in the Wells Fargo common stock and short-term money market funds. This was a frozen fund for Wells Fargo employees who were participants in the Wells Fargo Plan and who transferred employment to RELS on November 1, 1998. New contributions and transfers could not be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund could not be transferred back into the fund.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at quoted market prices. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits paid to participants are recorded as a reduction of assets available for benefits when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

RELS Savings Plan

Notes to Financial Statements

December 1, 2003 and December 31, 2002

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain 2002 amounts were reclassified to conform to the 2003 presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	2003	2002
Wells Fargo Bank Minnesota, N.A.
* Stable Return Fund	$—	$2,106,816
* Index Fund	—	2,620,258
* Growth Equity Fund	—	2,034,186
* Wells Fargo Stock Fund	—	6,929,099
* First American Stock Fund	—	1,534,378
* Other	—	3,915,266

	$—	$19,140,003

*	Denotes party-in-interest

During 2003 and 2002, the Plan’s investments, including the Plan’s interest in registered investment companies and investments bought, sold, or held during the year, appreciated (depreciated) in value by $3,572,230 and $(1,161,995), respectively, as follows:

	2003	2002
Mutual funds	$1,837,711	$(1,958,965)
Common stocks	1,734,519	796,970

	$3,572,230	$(1,161,995)

4.	Related Party and Party-in-Interest Transactions

The Plan held First American Corporation Stock with fair values of $0 and $1,534,378 at December 1, 2003 and December 31, 2002, respectively. At December 1, 2003 and December 31, 2002, 0 and 62,202 shares of common stock are included in The First American Corporation Stock Fund, respectively. During 2003, the Plan made ten sales and three purchases of these securities totaling $317,806 and $101,009, respectively. Additionally, 52,755 shares valued at $1,561,548, were transferred to The First American Plan on December 1, 2003. During 2002, the Plan made eight sales and three purchases of these securities totaling $315,643 and $119,595, respectively.

RELS Savings Plan

Notes to Financial Statements

December 1, 2003 and December 31, 2002

The Plan held Wells Fargo Stock with fair values of $0 and $6,929,099 at December 1, 2003 and December 31, 2002, respectively. At December 1, 2003 and December 31, 2002, 0 and 141,604 shares of common stock are included in the Wells Fargo Stock Fund, respectively. During 2003, the Plan made seven sales of these securities totaling $956,554. During 2002, the Plan made five sales of these securities totaling $521,177. No purchases of these securities were made in 2003 and 2002. Additionally, 112,234 shares valued at $6,434,375, were transferred to The First American Plan on December 1, 2003.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Companies, which qualify as parties-in-interest, absorb certain administrative expenses of the Plan. Such transactions qualify for statutory exemption. Total expenses paid by the Companies were $34,904 and $38,604 for the years ended December 1, 2003 and December 31, 2002, respectively.

5.	Inactive Accounts

Net assets available for plan benefits as of December 1, 2003 and December 31, 2002 included approximately $0 and $1,374,347, respectively, representing the vested portion of accounts of participants who have terminated their employment with RELS companies, for which disbursement of their account balances has not yet been requested.

6.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Companies by a letter dated October 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”), and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

RELS Savings Plan

EIN: 42-1477113 PN: 001

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 1, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Wells Fargo	Stable Return Fund	$—	$—
*	Wells Fargo	Strategic Income Fund	—	—
*	Wells Fargo	Moderate Balanced Fund	—	—
*	Wells Fargo	Growth Balanced Fund	—	—
*	Wells Fargo	Strategic Growth Fund	—	—
*	Wells Fargo	Index Fund	—	—
*	Wells Fargo	Growth Equity Fund	—	—
*	Wells Fargo	Diversified Small Cap Fund	—	—
*	Wells Fargo	International Fund	—	—
*	Wells Fargo & Company	0 shares of common stock	—	—
*	The First American Corporation	0 shares of common stock	—	—
*	Loans to participants	Maturities through December 2022 with interest rates ranging from 6.25 percent to 11.50 percent	N/A	—

			$—	$—

*	Denotes party-in-interest
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions. Cost information may be omitted with respect to participant-directed investments

RELS Savings Plan

EIN: 42-1477113 PN: 001

Schedule H, Line 4j: Schedule of Reportable Transactions

December 1, 2003

Transactions in excess of 5 percent of the current value of Plan’s assets at the beginning of the year are as follows:

Series of transactions: (1)

Identity of Party Involved	Total Number of Purchases	Total Number of Sales	Total Dollar Value of Purchases	Total Dollar Value of Sales	Net Gain (Loss)
Wells Fargo Bank Minnesota, N.A. Stable Return Fund	33		$301,217
		55		$2,488,857	$290,003

Wells Fargo Bank Minnesota, N.A. Short Term Investment Fund	76		$1,614,357

		105		$2,059,962	$—

Wells Fargo Bank Minnesota, N.A. Wells Fargo Stock Fund		7		$956,555	$205,737

Wells Fargo Bank Minnesota, N.A. Growth Balanced Fund	28		$122,658

		38		$1,098,342	$(72,870)

(1)	Includes single transactions

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

See Report of Independent Registered Public Accounting Firm.

RELS Savings Plan

EIN: 42-1477113 PN: 001

Schedule H, Line 4j: Schedule of Reportable Transactions

December 1, 2003

Transactions in excess of 5 percent of the current value of Plan’s assets at the beginning of the year are as follows:

Series of transactions (continued): (1)

Identity of Party Involved	Total Number of Purchases	Total Number of Sales	Total Dollar Value of Purchases	Total Dollar Value of Sales	Net Gain (Loss)
Wells Fargo Bank Minnesota, N.A. Index Fund	29		$219,700
		67		$3,394,109	$(605,458)

Wells Fargo Bank Minnesota, N.A. Growth Equity Fund	31		$150,733

		58		$2,744,518	$(668,233)

Wells Fargo Bank Minnesota, N.A. Diversified Small Cap Fund	38		$193,426

		27		$907,108	$108,032

Wells Fargo Bank Minnesota, N.A. Strategic Income Fund	27		$65,311

		32		$921,113	$(11,535)

(1)	Includes single transactions

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

See Report of Independent Registered Public Accounting Firm.

RELS Savings Plan

EIN: 42-1477113 PN: 001

Schedule H, Line 4j: Schedule of Reportable Transactions

December 1, 2003

Transactions in excess of 5 percent of the current value of Plan’s assets at the beginning of the year are as follows:

Single transactions:

Identity of Party Involved	Purchase Price	Selling Price	Value of Asset Purchased	Cost of Asset Sold	Expense Incurred	Net Gain (Loss)
Wells Fargo Bank Minnesota, N.A. Stable Return Fund		$1,703,169		$1,501,549		$201,620
Wells Fargo Bank Minnesota, N.A. Growth Balanced Fund		$1,035,378		$1,095,354		$(59,976)
Wells Fargo Bank Minnesota, N.A. Index Fund		$2,960,228		$3,444,584		$(484,356)
Wells Fargo Bank Minnesota, N.A. Growth Equity Fund		$2,452,644		$2,998,225		$(545,581)

The information in this schedule has been certified as to its completeness and accuracy by the Trustee.

See Report of Independent Registered Public Accounting Firm.